Exhibit 21.1

INET TECHNOLOGIES, INC.

LIST OF SUBSIDIARIES

Jurisdiction

Inet Deutschland GmbH	Germany
Inet Technologies Netherlands BV	The Netherlands
Inet Technologies Australia Pty Ltd	Australia
Inet Technologies Brazil Ltda	Brazil
Inet Technologies Japan KK	Japan
Inet Worldwide Telecommunications Pte Ltd	Singapore
Inet Technologies France Sarl	France
Inet Global Korea Limited Company*	Korea
Inet Global Ltd	United Kingdom
Inet Foreign Sales Corporation	Barbados
Inet Technologies International, Inc.	Delaware
Inet Worldwide Telecommunications, S. de R.L. de C.V.**	Mexico

* Owned 50% by Inet Technologies, Inc. and 50% by Inet Technologies Netherlands BV.

** Owned 99% by Inet Technologies, Inc. and 1% by Inet Technologies International, Inc.

Notes:

1.               Indented names are subsidiaries of subsidiaries.

2.               Inclusion in the list is not a representation that the subsidiary is a significant subsidiary.